PAZOO, INC.

March 21, 2012

Via EDGAR

Christopher Chase
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Pazoo, Inc.
       Amendment No. 4 to Registration Statement on Form S-1
       Filed March 21, 2012
       File No. 333-178037

Dear Mr. Chase:

I write in response to your letter dated March 19, 2012 seeking comments and/or information with regard to the above-referenced filing.

As requested in your letter, please find our written responses below.  Additionally, today we have filed a substantive amendment (Amendment No. 5) to the previously filed Form S-1.  For ease of review of the Form S-1/A, we have attached to this letter a copy of the Form S-1/A which highlights the changes to address the comments noted in your letter.

General

1.
We note that you make inconsistent references to the amount of your Series A Preferred stock that is issued and outstanding. By way of example only, and not intended as an exhaustive list, we refer to your disclosure on page 3 which states that you have only issued 2,400,000 shares of Series A Preferred, but on pages 14 and 27 you state that you have issued 3,600,000 shares of Series A Preferred. Please revise the disclosure throughout your filing to be consistent and accurate with respect your Series A Preferred stock.

We have clarified the issued and outstanding shares further clarifying that the 2,400,000 of Series A Preferred shares were issued and outstanding as of December 31, 2011, and that figure is only represented in the financial statements and the notes thereto.  Additionally, the notes to the financial statements contain a subsequent events section so it is clear that 3,600,000 Series A Preferred shares were issued and outstanding as of the date of the filing.  In every case throughout the prospectus it is reflected that 3,600,000 Series A Preferred shares are issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management, page 44

2.
We reissue, in part, comment 8 of our letter dated February 9, 2012. In calculating beneficial ownership percentages for all persons other than ICPI, you should not consider the shares that underlie the Series A Preferred stock and warrants held by ICPI. Those shares should only be considered in calculating ICPI’s beneficial ownership percentage.

Please also include disclosure explaining the manner in which you calculated ICPI’s beneficial ownership in comparison to the manner in which you calculated the beneficial ownership percentages for all persons other than ICPI. Please revise your table on page 45 and related disclosure accordingly. See Instruction 1 to Item 403 of Regulation S-K and Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com

PAZOO, INC.

We have adjusted our disclosure, within a footnote to the beneficial ownership schedule, to reflect that we have calculated the beneficial ownership percentages for all persons, other than ICPI, based on 48,182,000 common shares issued and outstanding.  We have calculated the beneficial ownership for all persons including ICPI based on 87,782,000 shares of common stock as if ICPI converted all its Series A Preferred Stock and as if ICPI exercised all its warrants.

Financial Statements, page 46

3.	Please tell us where in the financial statements you disclosed the conversion rate for the Series A Preferred stock.

We have added to the disclosures in the notes to the financial statements the conversion rate to the Series A Preferred stock.

Recent Sales of Unregistered Securities, page 57

4.
We reissue, in part, comment 16 of our letter dated February 9, 2012. For each unregistered securities transaction set forth in your table beginning on page 58, please state the facts relied upon to make the cited exemption available. See Item 701 of Regulation S-K.

We have expanded the disclosures to set forth the facts relied upon with regard to each cited exemption.

We look forward to working with you to resolve any additional comments the Commission may have in hopes of obtaining a Notice of Effectiveness of our Form S-1.

Please feel free to e-mail me at Greg@Pazoo.com with any further communications.

Yours sincerely,

/s/ Gregory Jung

Gregory Jung
Chief Financial Officer

15A Saddle Road, Cedar Knolls, NJ 07927	Direct: 973-455-0970	www.pazoo.com